LETTER OF INTENT

Geo Genesis Group Ltd. and its Designees

And

Noblestar Catalysts Co., Ltd.

For the attention of the Board of Directors

4th June, 2008

Dear Sirs

This letter agreement sets forth our agreement and understanding as to the essential terms of the intended investment to be provided by Geo Genesis Group Ltd, Marshall Islands to Noblestar Catalysts Co., Ltd. and all affiliates ("the Company") ("Noblestar Catalyst"), located in the City of Qingdao, Shandong Province, PRC China a Company engaged in the production and commercialization of oil refining additives (mainly FCC catalyst). The parties intend this letter of agreement to be binding and enforceable, and that it will insure to the benefit of the parties and their respective successors and assigns.

1. Services to be performed

Geo Genesis Group will procure a private equity financing on a best efforts basis for which use of proceeds will be for the general business expansions and listing costs of Noblestar Catalyst at least RMB 19.81 million (14.25 million newly issued shares) (equivalent to US$ 2.85 million) at price per share of RMB 1.39 (40% premium over its current net assets value) within 90 days upon completion of the underlying legal and financial due diligences, including a full three year audit (from 2005 to 2007) undertake by a well reputed and accepted Chinese accountancy firm by Geo Genesis Group and also a full legal due diligence undertake by Shandong Deheng Law Firm and there are no material differences from the information the company has disclosed so far. The private funding will be for the purposes of covering listing related and restructuring costs and expenses and for general corporate growth purposes of Noblestar Catalyst.

Geo Genesis Group will also have an option and right to resell those aforementioned agreed offer with a specific spread to any qualified third party investor.

Noblestar Catalyst also will pay US$100,000 consulting fees to Geo Genesis Group Ltd - China Office (Qingdao China Partner Investment Advisory Ltd.) while the above mentioned fund has been completed.

The balanced fund will be transferred to Noblestar Catalyst's Chinese bank account for the aforementioned purposes.

Geo Genesis Group will appoint a minimum of two Directors to the Noblestar Catalyst Board acceptable to its future listing capital markets.



Geo Genesis Group will assist Noblestar Catalyst to engage with an appropriate investment banks from PRC China, UK or US to start up the IPO process in the most appropriate stock market on the best effort basis to achieve a successful listing upon completion of the private placement.

2. Obligations of the Company

Upon singing of this agreement, the Company has committed its consolidated net profit after auditing is no less than RMB 20 million, RMB 50 million and RMB 75 million in 2008, 2009 and 2010 respectively. The Company and its existing shareholders "Qingdao Noblestar Investment Ltd" and "Mr. Runsheng Zhuo" agree to compensate Geo Genesis Group with additional shares from their existing shareholding in the case the guaranteed net profit of the Company in the sums of RMB 20 million, RMB 50 million and RMB 75 million for the years 2008, 2009 and 2010 respectively can not be achieved. The Company will enable Geo Genesis Group enjoy the same compensation scheme as Beijing Zhongji Hanbang Investment Ltd has obtained.

The Company will provide Geo Genesis Group with a full 3 year audit from 2005 to 2007 audited by an accepted accountancy firm.

The Company will engage Shandong Deheng Law firm to undertake full legal due diligence which will specifically include:

1. Verifications on shareholding structure of the company.
2. Verifications on the land use right and major fixed assets ownership rights.
3. Verifications on the contracts from major supplier and customers.
4. Intangible property, such as patents and trade marks.

The Company will provide access on an ongoing basis and to all legal and financial due diligence as well as to key executives.

The Company will guarantee within 20 months from the completion of the aforementioned private placement it will list on an appropriate stock market accepted by Geo Genesis Group, otherwise the company will refund the fund back to Geo Genesis Group with additional interest charge of annual APR of 15%.

3. Structural Steps:

1. Geo Genesis Group and the company sign the LOI.
2. A full 3 year audit of the company's financial statements from 2005 to 2007.
3. Undertake full legal due diligence of the company by Shandong Deheng law firm.
4. Accepted Investment bank provides draft engagement letter for its either domestic or overseas listing.
5. Geo Genesis Group and Noblestar Catalyst sign private placement contract.
6. Provision of private equity and complete all private placement documents.



7. Complete private placement.

8. Noblestar Catalyst issues new shares, changing business license and fund wiring into Noblestar Catalyst's Chinese bank account.

9. Noblestar Catalyst signs contract with licensed investment bank and start listing process officially.

4. Due Diligence

The Company agrees to cooperate with Geo Genesis Group due diligence investigation of the Business and to provide the Investment bank (s) hired and its (their) representatives with prompt and reasonable access to key employees and to books, records, contracts and other information pertaining to the Business (the "Due Diligence Information").

5. Confidentiality

Non-competition. Geo Genesis Group will use the Due Diligence Information solely for the purpose of the due diligence investigation of the Business, and unless and until the parties consummate the acquisition of the Business any consultants, their affiliates, directors, officers, employees, advisors, and agents (the Purchaser's "Representatives") will keep the Due Diligence Information strictly confidential with the exception of regulatory and listing requirements. The Purchaser will disclose the Due Diligence Information only to those Representatives of the Investment Banks, auditors, consultancy firms and other legal advisors who need to know such information for the purpose of consummating the funding of the company.

6. Public Announcement

All press releases and public announcements relating to the Letter of Intent will be agreed to and prepared jointly by the Purchaser and the Company.

Geo Genesis Group Ltd.

By: _____ 6/19/2008

Noblestar Catalysts Co., Ltd.

By: _____

[Name and Title] 6/4, 2008